SECURITIES / N
W

06005172

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH. D.C.
152

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** (MM/DD/YY) AND ENDING **DECEMBER 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berchwood Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, Suite 2750
New York, NY 10022

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Berchenbriter **212-201-3933**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name - *if individual, state last, first, middle name)*

1375 BROADWAY	**NEW YORK**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Berchenbriter**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Berchwood Partners LLC** as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified in New York County
Commission Expires: 12/14/04

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERCHWOOD PARTNERS LLC AND AFFILIATE

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2005

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2005

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS AND DIRECTORS OF BERCHWOOD PARTNERS LLC AND AFFILIATE:

We have audited the accompanying statement of financial condition of BerchWood Partners LLC and Affiliate as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BerchWood Partners LLC and Affiliate at December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 6, 2006 (except Note 5 dated
February 18, 2006)

BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$	532,830
Cash - restricted		39,144
Fees receivable		4,059,782
Interest receivable		112,595
Property and equipment at cost, less accumulated depreciation of $58,517		74,127
Other assets		50,984
TOTAL ASSETS	$	4,869,462

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	38,970
Capitalized lease payable		17,203
Due to former member		26,003
Deferred income taxes payable		179,999
Retirement plan contribution payable		188,000
Total Liabilities		450,175
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		4,419,287
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,869,462

See the accompanying Notes to the Financial Statements.

BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:		
Fee income		**$ 5,291,921**
EXPENSES:		
Employee compensation and benefits	$ 177,194	
Retirement plan contribution	188,000	
Commisson expense	271,118	
Rent	154,196	
Consulting and professional fees	189,938	
Communications and computer expenses	87,844	
Regulatory expenses	20,400	
Travel	73,108	
Dues and subscriptions	21,242	
Depreciation	21,297	
Other expenses	111,010	
Total Expenses		**1,315,347**
OPERATING INCOME		**3,976,574**
OTHER INCOME (LOSS):		
Foreign exchange loss	(161,343)	
Interest income	188,208	
Other Income, Net		**26,865**
INCOME BEFORE PROVISION FOR INCOME TAXES		**4,003,439**
PROVISION FOR INCOME TAXES:		
Current	190,030	
Deferred	36,999	
Total Provision for Income Taxes		**227,029**
NET INCOME		**$ 3,776,410**

See the accompanying Notes to the Financial Statements.

BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Members' Equity, January 1, 2005	$ 3,740,870
Distributions to members	(3,097,993)
Net income	3,776,410
Members' Equity, December 31, 2005	$ 4,419,287

See the accompanying Notes to the Financial Statements.

BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 3,776,410
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 21,297	
Deferred income taxes	36,999	
(Increase) decrease in:		
Cash - restricted	(1,213)	
Fees receivable	(508,414)	
Interest receivable	(112,595)	
Other assets	15,216	
Increase (decrease) in:		
Accrued expenses	(5,307)	
Retirement plan contribution payable	24,000	
Total adjustments		(530,017)
Net Cash Provided by Operating Activities		3,246,393
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(21,165)	
Net Cash Used in Investing Activities		(21,165)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in capitalized lease obligation	(4,600)	
Distributions to members	(3,071,990)	
Net Cash Used in Financing Activities		(3,076,590)
NET INCREASE IN CASH		148,638
CASH:		
Beginning of year		384,192
End of year		$ 532,830
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid		$ 171,421
Interest paid		$ 1,060
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES:		
Distribution payable to former member		$ 26,003

See the accompanying Notes to the Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. BerchWood Partners B.V. (the "Affiliate") was organized in the Netherlands on June 10, 2004. For financial reporting purposes, the Affiliate's income and expenses are consolidated with those of the company since the Affiliate was determined to be a variable interest entity. All significant inter-company transactions have been eliminated in consolidation. As of December 31, 2005 the Affiliate ceased all operations and all assets were liquidated to pay remaining liabilities.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily raises capital for private equity and alternative U.S. and non-U.S. investment fund managers.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company receives fees for acting as a placement agent. Non-refundable retainers for performance of these services are recognized as they become due. Additional fees for successful placement are recognized when the transaction closes.

Reimbursable expenses of $110,537 have been fully offset against the related reimbursement income in the statement of operations.

Advertising costs are expensed as incurred. Advertising expense was $28,711 for the year.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fees Receivable and Allowance for Doubtful Accounts:

The Company's fees receivable are recorded at amounts billed to customers, and presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes. The total deferred tax liability is presented on the statement of financial condition.

Foreign Currency Translation and Transactions:

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses arising from these transactions are included in income.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005 the Company had net capital of $279,857 which was $262,992 in excess of its required minimum net capital of $16,865. The Company's ratio of aggregate indebtedness to net capital was 0.90 to 1.

NOTE 4 - FEES RECEIVABLE:

The fees receivable (from one customer at December 31, 2005) are payable in installments through December 2006. The original success fee of $4,898,000 was discounted at a rate of 6.25%. The unamortized discount as of December 31, 2005 was approximately $147,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Leases:

The Company rents its office space under an operating lease expiring in 2008. The lease has escalation clauses that provide for additional rentals based on increases in real estate taxes and operating costs.

The Company is the lessee of office equipment under a capital lease expiring in 2009. At December 31, 2005 the asset of $24,737 recorded under the capital lease is included in equipment with accumulated depreciation of $10,719. Depreciation expense on this asset was $4,947 for the year.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Leases (Continued):

Future minimum lease payments under the noncancellable operating lease and the present value of future minimum capital lease payments as of December 31, 2005 are as follows:

	Capital Lease	Operating Lease
Years Ending December 31,		
2006	$ 5,640	$ 109,668
2007	5,640	109,668
2008	5,640	100,529
2009	1,880	-
Total minimum lease payments	18,800	$ 319,865
Less: amount representing interest	1,597	
Present value of net minimum lease payments	$ 17,203	

Letter of Credit:

A letter of credit of $36,556 was open at December 31, 2005 for the leased office space and is secured by a certificate of deposit which is reflected as restricted cash on the balance sheet.

Cash Credit Risk Concentration:

The Company maintains a bank account in the New York City metropolitan area. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $495,000 at December 31, 2005.

Other Matters:

On or about July 7, 2006, the Company commenced an arbitration proceeding against a former member of the Company asserting claims for breach of contract, breach of fiduciary duty, conversion and misappropriation of trade secrets, for which the Company seeks injunctive relief and monetary damages. These claims arise from the former member's conduct and actions after he left the Company. In response to the demand, the former member asserted counterclaims against the Company for breach of contract, breach of implied duty of good faith and fair dealing, breach of fiduciary duty and for an accounting. These counterclaims relate to amounts the former member claims to be due him by the Company.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Other Matters (Continued):

The arbitration is being conducted under the auspices of the American Arbitration Association. A hearing was conducted on February 15th through 18th, 2006. The parties have until March 29, 2006 to submit post-hearing briefs and a decision by the arbitrator is required within 90 days thereafter. The Company and the Company's attorney cannot predict the outcome of the matter at this time.

The financial statements reflect an estimated liability of $26,003 to the former member. It is at least reasonably possible that the estimate will change in the near term.

NOTE 6 - RETIREMENT PLAN:

The Company maintains a retirement plan which covers all eligible members and employees. Employer contributions are discretionary.

NOTE 7 - MAJOR CUSTOMER:

One customer, located in the United States, accounted for 89% of fees earned for the year.

NOTE 8 - FOREIGN AFFILIATES:

BerchWood Partners B.V., an affiliate organized in the Netherlands in 2004, ceased operations and was liquidated in 2005. In connection therewith the Company paid commissions of $271,118 to the affiliate's managing director in complete settlement of all matters between the parties.

The Company is in the process of setting up and registering with the Financial Services Authority a new affiliate in the United Kingdom called BerchWood Partners LLP, which intends to raise capital for private equity and alternative investments managers in Europe.

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS AND DIRECTORS OF BERCHWOOD PARTNERS LLC:

We have audited the accompanying financial statements of BerchWood Partners LLC as of December 31, 2005 and have issued our report thereon dated February 6, 2006 (except for Note 5 dated February 18, 2006). Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block + Anchin LLP
Anchin, Block & Anchin LLP

New York, New York
February 6, 2006

BERCHWOOD PARTNERS LLC AND AFFILIATE

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2005

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL		**$ 4,419,287**
ADD: ADJUSTMENTS TO NET WORTH		
Capitalized lease payable	$ 17,203	
Deferred income taxes payable	179,999	
TOTAL ADJUSTMENTS TO NET WORTH		**197,202**
LESS: NONALLOWABLE ASSETS		
Cash - restricted	39,144	
Fees receivable	4,059,782	
Interest receivable	112,595	
Property and equipment, net of accumulated depreciation	74,127	
Other assets	50,984	
TOTAL NONALLOWABLE ASSETS		**(4,336,632)**
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		**279,857**
HAIRCUTS ON SECURITIES		**-**
NET CAPITAL		**279,857**
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $252,973 OR $5,000 WHICHEVER IS GREATER		**16,865**
EXCESS NET CAPITAL		**$ 262,992**

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005)

AS OF DECEMBER 31, 2005 THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE COMPANY'S UNAUDITED COMPUTATION OF NET CAPITAL.

TOTAL AGGREGATE INDEBTEDNESS	**$ 252,973**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.90 to 1**

See Independent Auditors' Report on Supplementary Information.

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

BOARD OF DIRECTORS
BERCHWOOD PARTNERS LLC AND AFFILIATE:

In planning and performing our audit of the financial statements and supplemental schedule of BerchWood Partners LLC and Affiliate (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of BerchWood Partners LLC and Affiliate to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 6, 2006